Mail Stop 4561

May 19, 2006

Josh James, Chief Executive Officer
Omniture, Inc.
550 East Timpanogos Circle
Orem, Utah 84097

> **RE:** **Omniture, Inc.**
> **Registration Statement on Form S-1/A**
> **File No. 333-132987**
> **Amendment Filed: May 8, 2006**

Dear Mr. James:

We have reviewed your filing and have the following comment in addition to those released under separate cover of this date. Where indicated, we think you should revise your document in response to these comments.

<u>Stock Options, page F-21</u>

1. We note the information provided in the "Summary of Option Grants During Review Period" in your response to our prior comment 41 of our letter dated may 1, 2006. Your MD&A disclosures should be significantly enhanced to include a similar discussion that includes the significant factors, assumptions, and methodologies used in determining the fair value of the underlying common stock at each grant date and the significant factors contributing to the change in the fair value of the Company's stock between grant dates as well as the significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact April Coleman at (202) 551-3458 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397 or Anne Nguyen, Special Counsel, at (202) 551- 3611. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Robert G. O'Connor, Esq.
        by facsimile at 801-993-6499